Atlas Copco



SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Attention: Office of International Corporate Finance**
**Mail Stop 3-2**


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202 SECTION

## File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco's Q1 report Conference Call, April 27

Stockholm, Sweden, April 13, 2005

Atlas Copco AB
Group Communications



Marie Zackrisson

Marie Zackrisson

Sent by DHL 477 1690 291

dlw 4/26

**Atlas Copco**

# Press Release from the Atlas Copco Group


82-812
RECEIVED
APR 1 8 2005
SEC MAIL PROCESSING
WASH. D.C. 202 SECTION

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
e-mail: ir@se.atlascopco.com

## Atlas Copco's Q1 report Conference Call, April 27

**Stockholm, April 13, 2004: Atlas Copco will publish its Q1 results on Wednesday, April 27 at approximately 12 PM CET. A conference call will be held at 3:00 PM CET / 9:00 AM EST.**

Participating from Atlas Copco will be Gunnar Brock, President and CEO, and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for handout and further details: www.atlascopco-group.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

| Dial-in number | *Replay-number* | *Code* |
|---|---|---|
| +44 (0)20 7784 1014 | *+44 (0)20 7784 1024* | *9028496#* |

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

**Atlas Copco** is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.